FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month March, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We wish to inform you that ICICI Bank Limited ( “ICICI Bank”) has on March 28, 2022 accepted the offer to acquire 10,00,000 equity shares of face value of ₹100 each of Open Network for Digital Commerce.

Pursuant to Regulation 30 read with para A of part A of Schedule III of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended read with SEBI circular no. CIR/CFD/CMD/4/2015 dated September 9, 2015, we wish to provide the following disclosure:

a.	Name of the target entity, details in brief such as size, turnover etc.	Open Network for Digital Commerce (“ONDC”) ONDC was incorporated on December 30, 2021
b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms length”

The transaction does not constitute a related party transaction. ICICI Bank has no promoters.

ICICI Bank, its subsidiaries and its associates in the normal course of business may have business dealings with ONDC at an arm’s length.

c.	Industry to which the entity being acquired belongs	ONDC is engaged in creating an open public digital infrastructure to develop and transform the Indian digital commerce ecosystem for both goods and services and to expand alternatives for both buyers and sellers to engage in the Digital Commerce space.
d.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	Participation in the development of the Indian digital commerce ecosystem.
e.	Brief details of any governmental or regulatory approvals required for the acquisition	None
f.	Indicative time period for completion of the acquisition	Before April 30, 2022
g.	Nature of consideration - whether cash consideration or share swap and details of the same	Cash consideration of ₹ 100.0 million
h.	Cost of acquisition or the price at which the shares are acquired	Total cash consideration of ₹ 100.0 million at ₹ 100 per share
i.	Percentage of shareholding / control acquired and / or number of shares acquired

Post allotment, ICICI Bank will hold 5.97% stake in ONDC through acquisition of 10,00,000 equity shares of face value of ₹ 100 each. The shareholding is subject to change and is dependent on closure of transaction by other participating investors.

j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

ONDC is engaged in creating an open public digital infrastructure to develop and transform the Indian digital commerce ecosystem for both goods and services and to expand alternatives for both buyers and sellers to engage in the digital commerce initiative

Date of Incorporation: December 30, 2021

History of last 3 years turnover: Not applicable

Country of presence: India

You are requested to please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Item

1.	Other news

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	March 29, 2022	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager